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Exhibit 12

THE HERTZ CORPORATION AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)

(In Thousands of Dollars Except Ratios)

	Successor			Predecessor
			For the periods from
	Years ended December 31,		December 21, 2005 to December 31, 2005	January 1, 2005 to December 20, 2005	Years ended December 31,

	2007	2006			2004	2003
Income (loss) before income taxes and minority interest	$388,856	$240,729	$(33,218)	$574,906	$502,552	$237,492
Interest expense	917,007	902,974	26,812	510,403	408,171	372,924
Portion of rent estimated to represent the interest factor	165,109	147,800	4,084	131,449	119,918	118,813

Earnings (loss) before income taxes, minority interest and fixed charges(b)	$1,470,972	$1,291,503	$(2,322)	$1,216,758	$1,030,641	$729,229

Interest expense (including capitalized interest)	$921,916	$909,169	$26,939	$513,275	$409,046	$373,522
Portion of rent estimated to represent the interest factor	165,109	147,800	4,084	131,449	119,918	118,813

Fixed charges	$1,087,025	$1,056,969	$31,023	$644,724	$528,964	$492,335

Ratio of earnings to fixed charges(b)	1.4	1.2	(a )	1.9	1.9	1.5

(a)
Earnings (loss) before income taxes, minority interest and fixed charges for the period ended December 31, 2005 were inadequate to cover fixed charges by $33.3 million.

(b)
We adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, or "FIN 48," "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" on January 1, 2007. Accrued interest expense, for the year ended December 31, 2007, of approximately $3.4 million is excluded from both fixed charges and earnings.

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  Exhibit 12
THE HERTZ CORPORATION AND SUBSIDIARIES COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED) (In Thousands of Dollars Except Ratios)